UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 under the

Securities Exchange Act of 1934

For the month of December, 2020

Commission File Number 001-37595

SANTANDER UK GROUP HOLDINGS PLC

(Translation of registrant's name into English)

2 Triton Square,

Regent's Place,

London NW1 3AN, England

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F	☒	Form 40-F	☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Santander UK plc and Santander UK Group Holdings plc announce the expiration and results of cash tender offers for four series of Notes

December 15, 2020 — Santander UK plc (”Santander”) announced today the expiration of its previously announced offers to purchase for cash up to:

(i) $314,265,000 of its outstanding $897,900,000 5.000% Fixed Rate Subordinated Notes due 2023; and

(ii) $130,313,000 of its outstanding $260,626,000 7.95% Term Subordinated Securities due October 26, 2029 (collectively, the “Santander Notes” and such offers, the “Santander Tender Offers”).

Santander UK Group Holdings plc (“Santander Holdings,” and, together with Santander, the “Offerors” and each, an “Offeror”) announced today the expiration of its previously announced offers to purchase for cash up to:

(i) $300,000,000 of its outstanding $1,000,000,000 4.750% Dated Subordinated Notes due 2025; and

(ii) $100,000,000 of its outstanding $500,000,000 5.625% Dated Subordinated Notes due 2045

(collectively, the “Santander Holdings Notes” and, together with the Santander Notes, the “Notes”, and such offers, the “Santander Holdings Tender Offers” and, the Santander Holdings Tender Offers together with the Santander Tender Offers, the “Tender Offers”, and each, a “Tender Offer”).

The Offerors made separate Tender Offers, each on the terms and subject to the conditions set forth in the offer to purchase dated November 12, 2020 (the “Offer to Purchase”). Capitalized terms used in this announcement and not otherwise defined have the meanings ascribed to them in the Offer to Purchase.

The Tender Offers expired at 11:59 p.m., New York City time, on December 14, 2020. The table below identifies the principal amount of each series of Notes each of the Offerors has accepted for purchase pursuant to the Tender Offers made by it.

Title of Notes	Issuer	Securities Codes	Outstanding Principal Amount(1)	Maximum Tender Amount	Principal Amount Tendered At or Prior to the Early Tender Time and Previously Accepted for Purchase	Additional Principal Amount Tendered After the Early Tender Time and Accepted for Purchase
5.000 per cent. Fixed Rate Subordinated Notes due 2023	Santander UK plc	Regulation S: ISIN: XS0989359756 / Common Code: 098935975 Rule 144A: ISIN: US80283LAA17 / CUSIP: 80283L AA1	$897,900,000	$314,265,000	$157,501,000	$1,022,000
7.95 per cent. Term Subordinated Securities due October 26, 2029	Santander UK plc	ISIN:US002920AC09 CUSIP: 002920 AC0	$260,626,000	$130,313,000	$37,509,000	$1,777,000
4.750 per cent. Dated Subordinated Notes due 2025	Santander UK Group Holdings plc	Regulation S: ISIN: XS1291333760 Common Code: 129133376 Rule 144A: ISIN: US80281LAA35 CUSIP: 80281L AA3	$1,000,000,000	$300,000,000	$274,719,000	$300,000
5.625 per cent. Dated Subordinated Notes due 2045	Santander UK Group Holdings plc	Regulation S: ISIN: XS1291352711 Common Code: 129135271 Rule 144A: ISIN: US80281LAB18 CUSIP: 80281L AB1	$500,000,000	$100,000,000	$100,000,000	n/a

(1) As at the commencement of each of the Tender Offers.

Holders of Notes that are validly tendered and received by the Information and Tender Agent following the Early Tender Time, but at or prior to the Expiration Time, and accepted for purchase will receive the applicable Tender Offer Consideration only, which excludes the Early Tender Payment.

It is expected that payment for Notes tendered after the Early Tender Time but at or prior to the Expiration Time will be made on December 16, 2020. Notes not accepted for purchase will be promptly returned to the tendering Holders or, as applicable, unblocked in the relevant account with Euroclear and/or Clearstream, Luxembourg, as applicable.

The Offerors retained J.P. Morgan Securities LLC (Telephone (within the United States): +1 212 834 4045 (U.S. collect) or +1 (866) 834 4666 (U.S. toll free); Telephone (outside the United States): +44 207 134 2468; Email: liability_management_EMEA@jpmorgan.com) and Santander Investment Securities Inc. (Telephone: +1 212 940 1442 (U.S. collect) or +1 855 404 3636 (U.S. toll free)) to act as the Dealer Managers for the Tender Offers and Lucid Issuer Services Limited (Telephone: +44 20 7704 0880; Email: santander@lucid-is.com) to act as the Information and Tender Agent for the Tender Offers.

This announcement is for informational purposes only and does not constitute an offer to sell, or a solicitation of an offer to buy, any security (including the Notes). This announcement must be read in conjunction with the Offer to Purchase.

The distribution of this announcement in certain jurisdictions may be restricted by law. Persons into whose possession this announcement comes are required by each of the Offerors, the Dealer Managers and the Information and Tender Agent to inform themselves about and to observe any such restrictions.

This announcement is released by Santander UK plc and Santander UK Group Holdings plc and contains information that qualified or may have qualified as inside information for the purposes of Article 7 of the Market Abuse Regulation (EU) 596/2014 (“MAR”), encompassing information relating to the Tender Offers described above. For the purposes of MAR and Article 2 of Commission Implementing Regulation (EU) 2016/1055, this announcement is made by Tom Ranger, Treasurer at Santander UK plc.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SANTANDER UK GROUP HOLDINGS PLC

By:	/s/ Rebecca Nind
Name: Rebecca Nind
Title: Authorized Signatory

Date: December 15, 2020